 Exhibit 99.1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of Fairfax Financial Holdings Limited (the “Meeting”) will be held on Thursday, April 20, 2023 at 9:30 a.m. (Toronto time) as a hybrid meeting with a physical location at Roy Thomson Hall, 60 Simcoe Street, Toronto, Canada and the option to participate virtually, via live webcast at https://web.lumiagm.com/458317822, for the following purposes:
(a)
to elect directors;

(b)
to appoint an auditor; and

(c)
to transact such other business as may properly come before the Meeting.

The Meeting will have a physical meeting location (Roy Thomson Hall, 60 Simcoe Street, Toronto, Canada) with in-person attendance, but the Meeting will also permit registered shareholders and duly appointed proxyholders to participate virtually via live webcast online at https://web.lumiagm.com/458317822. During the live webcast, shareholders will be able to hear the Meeting live, and registered shareholders and duly appointed and registered proxyholders will be able to submit questions and vote while the Meeting is being held. We hope that hosting a hybrid Meeting will enable greater participation by our shareholders by allowing shareholders who might not otherwise be able to travel to a physical meeting to attend online. The accompanying management proxy circular (the “Circular”) provides important and detailed instructions about how to participate at the Meeting.
Virtual attendance at the Meeting will be in real time through an online portal available at https://web.lumiagm.com/458317822, provided that shareholders are connected to the internet and carefully follow the instructions set out in the Circular. Non-Registered shareholders who do not follow the procedures set out in the Circular will be able to listen to the live webcast of the Meeting as guests and will also be able to ask questions, but will not be able to vote. The Circular provides important and detailed instructions about how to participate virtually at the Meeting.
By Order of the Board,
Eric P. Salsberg
Vice President and Corporate Secretary
Toronto, March 10, 2023
If you cannot be present to vote in person at the Meeting or attend the virtual meeting to vote by online ballot through the live webcast platform, please complete and sign the enclosed form of proxy and return it in the envelope provided, or vote online at www.investorvote.com or by telephone at 1-866-732-VOTE (8683). Please refer to the Circular for further information regarding completion and use of the proxy and other information pertaining to the Meeting.

MANAGEMENT PROXY CIRCULAR
(Note: Dollar amounts in this Management Proxy Circular are in Canadian dollars except as otherwise indicated.)
The information contained in this Management Proxy Circular is given as at March 10, 2023, except where otherwise noted.
Voting Shares and Principal Holders Thereof
We have 22,479,323 subordinate voting shares and 1,548,000 multiple voting shares outstanding (these are our only voting securities). Following shareholder approval on August 31, 2015, we amended our articles with the result that the votes attached to our multiple voting shares would continue to be maintained at their then current level of representing 41.8% of the votes attached to all of our outstanding multiple voting shares and subordinate voting shares. This result was effected by an amendment to our articles increasing the number of votes attached to the multiple voting shares from 10 to 50 votes per multiple voting share, subject to a limit of 41.8% voting power. As a result, if and when 50 votes per multiple voting share represents 41.8% of the voting power, further issuances of subordinate voting shares will continuously reduce that voting power. Our outstanding subordinate voting shares currently represent 58.2% of the votes attached to all of our outstanding multiple voting shares and subordinate voting shares. Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares.
The continuing preservation of the 41.8% voting power of the multiple voting shares is subject to a majority of the minority shareholder ratification vote (i) at the annual meeting of shareholders following the period ending December 31, 2020 and any one or more consecutive five-year periods thereafter during which the number of our outstanding shares (multiple voting shares plus subordinate voting shares) has increased by at least 25%, or following any calendar year more than five years after the last ratification vote (or after August 31, 2015) if the number of our outstanding shares (multiple voting shares plus subordinate voting shares) has increased by at least 50% since the last ratification vote (or after August 31, 2015); (ii) if we intend to issue more than 50% of our outstanding shares in a single transaction; and (iii) within five years after V. Prem Watsa is, for whatever reason, neither our Chairman nor our CEO. At August 31, 2015, the number of our outstanding shares (multiple voting shares plus subordinate voting shares) was 23,583,605.
Each holder of our subordinate voting shares or multiple voting shares of record at the close of business on March 10, 2023 (the “record date” established for notice of the Meeting and for voting in respect of the Meeting) will be entitled to vote at the Meeting or any adjournment or postponement thereof, either in person at the Meeting, by online ballot through the live webcast platform, or by proxy. Shareholders representing in person, virtually or by proxy at least 15% of our outstanding voting shares constitute a quorum at any meeting of shareholders.
The Sixty Two Investment Company Limited (“Sixty Two”) owns 50,620 subordinate voting shares and 1,548,000 multiple voting shares, representing 41.9% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 0.2% of the total votes attached to the subordinate voting shares). V. Prem Watsa, our Chairman and Chief Executive Officer, controls Sixty Two and himself beneficially owns an additional 741,985 subordinate voting shares and exercises control or direction over an additional 2,100 subordinate voting shares. These shares, together with the shares owned directly by Sixty Two, represent 43.9% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 3.5% of the total votes attached to the subordinate voting shares). To the knowledge of our directors and officers, there are no other persons who (directly or indirectly) beneficially own, or control or direct, shares carrying 10% or more of the votes attached to any class of our voting shares.
Concurrent with the above-mentioned amendment of our articles, Sixty Two and V. Prem Watsa entered into an agreement with us which included provisions restricting the sale of the multiple voting shares and prohibiting a holder of multiple voting shares from receiving a premium or additional benefit from the multiple voting shares’ special voting rights. Pursuant to those provisions, Sixty Two may not sell any of its multiple voting shares (except to Sixty Two’s 75%-owned subsidiaries which are similarly bound) unless the buyer makes a concurrent unconditional offer to purchase all of the subordinate voting shares for at least an equal consideration per share payable in the same form of consideration.
Annual Report
Our Annual Report includes our consolidated financial statements and the notes thereto for the year ended December 31, 2022. No action will be taken at the Meeting with respect to approval or disapproval of the Annual Report.
You may obtain a copy of our latest Annual Information Form (together with the documents incorporated therein by reference), our Annual Report which includes our comparative consolidated financial statements for 2022 together with the report of our independent registered public accounting firm, Management’s Report on Internal Control over Financial Reporting, and management’s discussion and analysis of our financial condition and results of operations for 2022, any of our unaudited interim consolidated financial statements for periods subsequent to the end of our 2022 fiscal year and this Circular, upon request to our Corporate Secretary. If you are one of our securityholders, there will be no charge to you for these documents. You can also find these documents on our website (www.fairfax.ca) or on SEDAR (www.sedar.com).
Election of Directors
A Board of twelve directors is to be elected at the Meeting, to serve until the next annual meeting. Each nominee is voted for on an individual basis. If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted FOR the election of each of the nominees named below. However, in case any of the nominees should become unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion in selecting a substitute. The Board has adopted a majority voting policy for uncontested elections of directors. If any nominee for director is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election, he or she will immediately following the meeting tender his or her resignation; provided, however, that such director will be permitted to remain in office until the earlier of  (i) the date upon which a successor has been appointed or elected, and (ii) the date that is 90 days following the annual general meeting during which the director is not elected by at least a majority of the votes cast with respect to his or her election. Any director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or any committee of the Board at which such resignation is considered. The resignation will be effective when accepted by the Board. Following the director’s resignation, we will promptly disclose the resignation via press release. When considering the nomination of an independent director for re-election to the Board at any annual meeting, the Governance and Nominating Committee will take into account, among other things, whether or not a majority of the “for” or “against” votes cast with respect to such director at the previous annual meeting, excluding such votes attached to the multiple voting shares, were votes “for” the election of such director. In addition, any report of voting results that is publicly filed pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations will disclose (i) the aggregate number of votes attached to all subordinate voting shares and multiple voting shares, voting together, voted “for” and “against” in respect of each director nominee, and (ii) of the total number of votes in (i), the total number of votes attached to the subordinate voting shares, as a class, voted “for” and “against” in respect of each director nominee. The following information is submitted with respect to the nominees for director:

Names of nominees, offices held in Fairfax (or significant affiliates) and principal occupations	Director since	Ownership or control over voting securities (subordinate voting shares) of Fairfax
Ownership or control
over voting securities
of Fairfax India
Holdings Corporation,
Helios Fairfax
Partners Corporation,
Dexterra Group Inc.,
Farmers Edge Inc. and
Boat Rocker Media Inc.
(publicly traded subsidiaries)

ROBERT J. GUNN(a)(b)(c) Independent Business Consultant and Corporate Director	2007	1,000(1)	—
THE RT. HON. DAVID L. JOHNSTON Independent Business Consultant and Corporate Director	2020	2,241 (1)(2)	5,000 Fairfax India(2) 78,938 Dexterra Group(2)(8)
KAREN L. JURJEVICH(c) Principal, Branksome Hall and Chief Executive Officer, Branksome Hall Global	2017	66(1)	—
R. WILLIAM MCFARLAND(a)(d) Corporate Director	2019	1,250(1)	167,334 Dexterra Group(8) 68,400 Farmers Edge(9)
CHRISTINE N. MCLEAN Portfolio Manager, Fairbank Investment Management Limited	2018	1,819(1)(3)	16,330 Helios Fairfax(3) 12,417 Dexterra Group(3) 42,940 Farmers Edge(3) 8,900 Boat Rocker(3)
BRIAN J. PORTER Corporate Director	—	—	—
TIMOTHY R. PRICE(a)(b)(c) Chairman, Brookfield Funds, a division of Brookfield Corporation (formerly Brookfield Asset Management Inc.)	2010	1,700(1)(4)	—
BRANDON W. SWEITZER(b)(c) Dean, Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science, St. John’s University	2004	2,004	6,250 Fairfax India
LAUREN C. TEMPLETON(a) Founder and President, Templeton and Phillips Capital Management, LLC	2017	18,659 (1)(5)	6,602 Fairfax India(5)(10)
BENJAMIN P. WATSA Founder and Chief Executive Officer, Marval Capital Ltd.	2015	583(1)(6)	13,279 Fairfax India
V. PREM WATSA Chairman and Chief Executive Officer of Fairfax	1985	(7)	320,000 Fairfax India(11) 100,000 Helios Fairfax(11)
WILLIAM C. WELDON Corporate Director	2020	650 (1)	—

(a)
Member of the Audit Committee (Chair — R. William McFarland)

(b)
Member of the Compensation Committee (Chair — Robert Gunn)

(c)
Member of the Governance and Nominating Committee (Chair — Robert Gunn)

(d)
Lead Director

(1)
Each of Messrs. and Mmes. Gunn, Johnston, Jurjevich, McFarland, McLean, Price, and Benjamin Watsa has received an option on 2,000; 1,970; 803; 859; 703; 1,300; and 778, respectively, of our previously issued subordinate voting shares purchased in the market. Ms. Templeton previously received a restricted share grant of 803 of our previously issued subordinate voting shares purchased in the market, 405 of which have vested. Mr. Weldon received a restricted share grant of 1,267 of our previously issued subordinate voting shares purchased in the markets, 254 of which have vested. Details on all option and restricted share grants to our directors are shown in the table below giving details of the outstanding option based and share based awards granted to our directors and are further described below under “Equity Compensation Plan”. None of the shares mentioned in this footnote are included in the numbers of our shares shown in the above table.

(2)
22 of these 2,241 of our subordinate voting shares are beneficially owned jointly by Mr. Johnston and his spouse. In addition, Mr. Johnston’s spouse beneficially owns 2 of our subordinate voting shares. Together, Mr. Johnston and his spouse have control or direction over the 5,000 subordinate voting shares of Fairfax India and 1,265 common shares of Dexterra Group.

(3)
1,206 of these 1,819 of our subordinate voting shares are beneficially owned, or controlled or directed, jointly by Ms. McLean and her spouse. In addition, Ms. McLean’s spouse beneficially owns 25 of our subordinate voting shares. The 16,330 subordinate voting shares of Helios Fairfax, 12,417 common shares of Dexterra Group, 42,940 common shares of Farmers Edge and 8,900 subordinate voting shares of Boat Rocker are beneficially owned jointly by Ms. McLean and her spouse. In addition, Ms. McLean’s spouse beneficially owns, or exercises control or direction over, 1,100 subordinate voting shares of Fairfax India, 9,230 subordinate voting shares of Helios Fairfax and 11,700 common shares of Farmers Edge.

(4)
Mr. Price’s spouse beneficially owns 25 of our subordinate voting shares.

(5)
Together, Ms. Templeton and her spouse have control or direction over these 18,659 of our subordinate voting shares and the 6,602 subordinate voting shares of Fairfax India.

(6)
34 of these 583 of our subordinate voting shares are owned by Mr. Ben Watsa’s spouse, for which Mr. Ben Watsa has joint control or direction, the remaining 549 of our subordinate voting shares are beneficially owned jointly by Mr. Ben Watsa and his spouse. In addition, Mr. Ben Watsa’s two children each beneficially owns 10 of our subordinate voting shares.

(7)
Mr. Prem Watsa controls Sixty Two, which owns 50,620 of our subordinate voting shares and 1,548,000 of our multiple voting shares, and himself beneficially owns an additional 741,985, and exercises control or direction over an additional 2,100, of our subordinate voting shares.

(8)
Each of Messrs. Johnston and McFarland have 44,590 and 72,638 options respectively, on common shares of Dexterra Group. In addition, each of Messrs. Johnston and McFarland have 7,296 and 20,842 unvested restricted share units, respectively, on common shares of Dexterra Group.

(9)
Mr. McFarland has received a restricted stock unit grant on 60,000 common shares of Farmers Edge. Mr. McFarland’s spouse owns 17,647 common shares of Farmers Edge.

(10)
Ms. Templeton previously received a restricted share grant of 6,203 previously issued subordinate voting shares of Fairfax India purchased in the market, 2,484 of which have vested. None of the shares mentioned in this footnote are included in the numbers of shares shown in the above table.

(11)
These 320,000 subordinate voting shares of Fairfax India and 100,000 subordinate voting shares of Helios Fairfax are the personal holdings of Mr. Watsa. Fairfax’s interest in each of these companies has not been included here.

The information as to shares beneficially owned or controlled by each nominee, and certain of the biographical information provided below, not being within our knowledge, has been furnished by such nominee.
Legend:
BD — Board of Directors	AC — Audit Committee	CC — Compensation Committee	G&NC — Governance and Nominating Committee

Robert J. Gunn, 77, is a member of our Board of Directors. Mr. Gunn is an independent business consultant and corporate director. Mr. Gunn is the Chairman of the Board of Directors of our Northbridge subsidiary and served as the Vice Chairman of the Board of Directors of our Northbridge subsidiary from 2004 to 2014. Mr. Gunn previously served as the Chief Executive Officer and Chief Operating Officer of Royal & SunAlliance plc, a diversified insurance company in London, England, from 2002 to 2003 and 2001 to 2002, respectively. He also served as Group Director, Americas, of Royal & SunAlliance from 1998 to 2001. From 1990 to 2001, Mr. Gunn held the positions of President and Chief Executive Officer at Royal & SunAlliance Canada. Mr. Gunn is the Chair of our Compensation and Governance and Nominating Committees and is a member of our Audit Committee. Mr. Gunn is a resident of Toronto, Ontario, Canada.
Meetings Attended in 2022 5 of 5 BD 8 of 8 AC 1 of 1 CC 0 of 0 G&NC* * Mr. Gunn was appointed to the Governance and Nominating Committee subsequent to its sole meeting in 2022.

The Rt. Hon. David L. Johnston, 81, is a member of our Board of Directors. Mr. Johnston is an independent business consultant and corporate director. He has held a number of distinguished management and leadership positions in academia and government, including acting as the 28th Governor General of Canada from 2010 to 2017. Mr. Johnston has held a number of academic positions, including as principal and vice-chancellor of McGill University for fifteen years and as the president and vice-chancellor of the University of Waterloo. Mr. Johnston has also served on numerous provincial and federal task forces and committees, acted as president of the Association of Universities and Colleges of Canada (now Universities Canada) and of the Conférence des recteurs et des principaux des universités du Québec. Mr. Johnston is a member of the Order of Canada and was promoted to companion, the Order’s highest level, in 1997. Mr. Johnston was also the first non-U.S. citizen to be elected chair of Harvard University’s board of overseers. Mr. Johnston holds degrees from Harvard, Cambridge and Queen’s. Mr. Johnston is also a director of The BlackNorth Initiative and our publicly traded subsidiary, Dexterra Group Inc. Mr. Johnston is a resident of Ashton, Ontario, Canada.
Meetings Attended in 2022 5 of 5 BD

Karen L. Jurjevich, 67, is a member of our Board of Directors. Ms. Jurjevich is Principal of Branksome Hall, a leading private International Baccalaureate (IB) World School for girls located in Toronto, Ontario, and is also the Chief Executive Officer of Branksome Hall Global. Prior to joining Branksome Hall in 1998, Ms. Jurjevich was a Principal in the Toronto District School Board and, from 1988 to 1992, taught at Havergal College in Toronto, Ontario. Prior thereto, Ms. Jurjevich held a number of teaching positions and was previously a member of the Board of the Canadian Accredited Independent Schools, the Board of the Conference of Independent Schools of Ontario, the International Baccalaureate and North American Independent Schools Task Force. Ms. Jurjevich graduated from the Stanford Executive Program at the Stanford Graduate School of Business. Ms. Jurjevich is a member of our Governance and Nominating Committee and is a resident of Toronto, Ontario, Canada.
Meetings Attended in 2022 5 of 5 BD 0 of 0 G&NC* * Ms. Jurjevich was appointed to the Governance and Nominating Committee subsequent to its sole meeting in 2022.

R. William McFarland, 65, is a member of our Board of Directors and our Lead Director. Mr. McFarland is the Chairman of the Board of Directors of AGT Food and Ingredients Inc. and a director of our publicly traded subsidiaries, Dexterra Group Inc., Farmers Edge Inc. and Fairfax India Holdings Corporation. Mr. McFarland previously served as Chair of the Board of Directors of The Conference Board of Canada. Mr. McFarland was the Chief Executive Officer and Senior Partner of PricewaterhouseCoopers LLP (Canada) from 2011 to 2018. Prior to that, Mr. McFarland was a member of the executive team at PricewaterhouseCoopers LLP (Canada) from 2005 to 2011, having been admitted to the partnership in 1992 and having led the Greater Toronto Area audit practice from 2002 to 2005. Mr. McFarland is a Chartered Professional Accountant and a fellow of the Chartered Professional Accountants of Ontario. Mr.  McFarland is a member of our Audit Committee and is a resident of Richmond Hill, Ontario, Canada.
Meetings Attended in 2022 5 of 5 BD 8 of 8 AC

Christine N. McLean, 42, is a member of our Board of Directors. Ms. McLean is a Portfolio Manager at Fairbank Investment Management Limited, an investment advisory firm with a “value approach” to investing, founded by the former President and Co-Founder of Sprucegrove Investment Management Ltd. Ms. McLean previously held the position of Director of Research at Sprucegrove Investment Management Ltd., a private investment advisor specializing in global equities for institutional investors. Ms. McLean began her investment career at Sprucegrove in 2004 as an Investment Analyst. Ms. McLean serves as a Board Member of Branksome Hall and Upper Canada College Foundation. Ms. McLean holds a Bachelor of Science in Business Administration specializing in Finance from the University of Richmond, Virginia, and is a resident of Toronto, Ontario, Canada. Ms. McLean is the daughter of Prem Watsa.
Meetings Attended in 2022 5 of 5 BD

Brian J. Porter, 65, is a new nominee for election to our Board of Directors. Mr. Porter is currently a corporate director and acts as a strategic advisor to Scotiabank. Mr. Porter served as Scotiabank’s President and Chief Executive Officer from November 2013 to January 2023. Prior to becoming CEO, Mr. Porter served as Scotiabank’s Chief Risk Officer, Group Head of Risk and Treasury, and Group Head of International Banking. He joined Scotiabank in 1981. Mr. Porter is Chair of the University Health Network (UHN) Board of Trustees and Chair of the Board of Governors of Huron University College at Western University. Mr. Porter previously served as Vice Chairman and Treasurer of the Washington-based Institute of International Finance (IIF) as well as a Board Member of the Council of the Americas and The BlackNorth Initiative. Mr. Porter earned a B.Comm. from Dalhousie University, and has been awarded an Honorary Doctor of Laws (LLD) from Dalhousie University in 2008 and Ryerson University in 2018. He is a graduate of the Advanced Management Program at the Harvard Business School. Mr. Porter is a resident of Toronto, Ontario, Canada.
New Nominee

Timothy R. Price, 80, is a member of our Board of Directors. Mr. Price has been the Chairman of Brookfield Funds, a division of Brookfield Corporation (formerly Brookfield Asset Management Inc.), since 1997 and was Chairman of Brookfield Financial Corporation until December 2004. Mr. Price serves on the St. Michael’s Hospital Foundation Board and the Dean’s Advisory Board at the Schulich School of Business. Mr. Price previously served as a director of Canadian Tire Corporation from 2007 to 2018. Mr. Price is a member of our Audit, Compensation and Governance and Nominating Committees and is a resident of Toronto, Ontario, Canada.
Meetings Attended in 2022 5 of 5 BD 8 of 8 AC 0 of 0 CC* 1 of 1 G&NC * Mr. Price was appointed to the Compensation Committee subsequent to its sole meeting in 2022.

Brandon W. Sweitzer, 80, is a member of our Board of Directors. Mr. Sweitzer is the Dean of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science, St. John’s University. He is a director of our subsidiaries, Odyssey Group Holdings, Inc. and Falcon Insurance Company (Hong Kong) Limited and also serves on the Board of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science, St. John’s University. Mr. Sweitzer became Chief Financial Officer of Marsh Inc. in 1981, and was its President from 1999 through 2000. From 1996 to 1999, Mr. Sweitzer served as President and Chief Executive Officer of Guy Carpenter & Company. Mr. Sweitzer is a member of our Compensation and Governance and Nominating Committees and is a resident of Stuart, Florida, U.S.A.
Meetings Attended in 2022 5 of 5 BD 1 of 1 CC 1 of 1 G&NC

Lauren C. Templeton, 46, is a member of our Board of Directors. Ms. Templeton is the Founder and President of Templeton and Phillips Capital Management, LLC, a registered investment advisory firm located in Chattanooga, Tennessee. Ms. Templeton received a B.A. in Economics from the University of the South. She is the Founder and former President of the Southeastern Hedge Fund Association, Inc.; was previously a member of the Board of Directors of the Memorial Hospital Foundation and the Finance Advisory Board of the University of Tennessee at Chattanooga; and served on the Chattanooga Area Chamber of Commerce Board of Directors. Ms. Templeton is Chair of the Board of Trustees of the John M. Templeton Foundation and is a member of the Templeton World Charity Foundation and a Trustee of the Templeton Religion Trust. Ms. Templeton currently serves on the Board of Trustees at the Baylor School, an independent Director of Canadian Solar Inc. and our publicly traded subsidiary, Fairfax India Holdings Corporation. Ms. Templeton is a member of our Audit Committee and is a resident of Lookout Mountain, Tennessee, U.S.A.
Meetings Attended in 2022 5 of 5 BD 8 of 8 AC

Benjamin P. Watsa, 44, is a member of our Board of Directors. Mr. Watsa is the Founder and Chief Executive Officer of Marval Capital Ltd. (“Marval”). Mr. Watsa has over two decades of experience in the investment industry. Prior to Marval, Mr. Watsa was a Partner and Portfolio Manager at Lissom Investment Management Inc. for over a decade, and spent five years in New York as an investment banker in the Financial Institutions Group at Banc of America Securities and at Cochran Caronia Waller. Mr. Watsa also serves as a director of our publicly traded subsidiary, Fairfax India Holdings Corporation, sits on the advisory board of Impression Ventures, and holds the position of director emeritus for his work and contributions as a director and Vice Chair of the Investment Committee for the Rideau Hall Foundation. Mr. Watsa is a member of the Young Presidents’ Organization, holds a B.A. from Hillsdale College and a Chartered Investment Manager designation and is registered with the Ontario Securities Commission as a Portfolio Manager. Mr. Watsa is a resident of Toronto, Ontario, Canada and is the son of Prem Watsa.
Meetings Attended in 2022 5 of 5 BD

V. Prem Watsa, 72, has been the Chairman of our Board of Directors and our Chief Executive Officer since 1985. He is currently the Vice Chairman of Hamblin Watsa Investment Counsel Ltd. and previously served as Vice President since 1984. Mr. Watsa is the Founder and Chairman of our publicly traded subsidiary Fairfax India Holdings Corporation. Mr. Watsa is a co-founder and a director of The BlackNorth Initiative. He is also a director of BlackBerry Limited. Mr. Watsa is a resident of Toronto, Ontario, Canada.
Meetings Attended in 2022 5 of 5 BD

William C. Weldon, 74, is a member of our Board of Directors. Mr. Weldon is a corporate director. He is a member of the Board of Directors of CVS Health Corporation and HeartFlow, Inc. and serves on the Board of Trustees for Quinnipiac University. Mr. Weldon was the Chairman of the Board and Chief Executive Officer of Johnson & Johnson from 2002 to 2012. Mr. Weldon is a former member of the Board of Directors of ExxonMobil Corporation, JP Morgan Chase & Co. and The Chubb Corporation. Mr. Weldon is a resident of North Palm Beach, Florida, U.S.A.
Meetings Attended in 2022 5 of 5 BD
None of our director nominees serve together on the Board of any other companies, other than subsidiaries of Fairfax, or act together as trustees for other entities.
Subsequent references in this Circular to “Mr. Watsa” are, unless expressly indicated otherwise, references to V. Prem Watsa.
Appointment of Auditor
If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted FOR the appointment of PricewaterhouseCoopers LLP as our auditor to hold office until the next annual meeting. In order to be effective, the resolution to appoint PricewaterhouseCoopers LLP as our auditor must be passed by a majority of the votes cast in person, by online ballot through the live webcast platform or by proxy at the Meeting.
Shareholder Proposals for Next Year’s Annual Meeting
The Canada Business Corporations Act permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. Any such shareholder proposals must be received by us between November 22, 2023 and January 22, 2024 in order to be included in the management proxy circular relating to the annual meeting of shareholders to be held in 2024.

Other Business
Our management is not aware of any other matters which are to be presented at the Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in their discretion and in accordance with their best judgment.
Compensation of Directors
Our directors who are not officers or employees of us or any of our subsidiaries receive a retainer of  $75,000 per year. There are no additional fees based on meeting attendance. The Chair of the Audit Committee and the Lead Director each also receives a further retainer of  $30,000 per year, and the Chair of each other committee also receives a further retainer of  $5,000 per year, for services in those respective capacities. In addition, non-management directors joining the Board are granted a restricted stock grant (or, as a result of applicable tax rules, an option equivalent) of approximately $500,000 of our subordinate voting shares, vesting as to 10% per year commencing one year after the date of grant (or, if desired, on a slower vesting schedule). Additional amounts may be paid for special assignments. Please see the table below, giving details of the outstanding option-based and share-based awards granted to our directors, for information concerning stock-related awards to directors. Any such awards made to directors are on our outstanding subordinate voting shares purchased in the market and, since they involve no previously unissued stock, there is no dilution to shareholders. Non-management directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings or in otherwise being engaged on our business. Our Chairman does not receive compensation for his services as a director separate from his compensation as Chief Executive Officer. Details of the compensation provided to our directors (other than our Chairman) during 2022 (including compensation paid by our subsidiaries for those individuals’ services as directors of those subsidiaries) are shown in the following table:
Name	Fees Earned	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation(2)(3)	Total Compensation
Anthony F. Griffiths(1)	$21,250	—	—	—	$574,253(4)	$595,503
Robert J. Gunn	82,500	—	—	—	100,358(4)	182,858
David L. Johnston	75,000	—	—	—	147,106(4)(5)	222,106
Karen L. Jurjevich	75,000	—	—	—	10,181	85,181
R. William McFarland	128,333	—	—	—	475,534(4)(5)	603,867
Christine N. McLean	75,000	—	—	—	8,913	83,913
Timothy R. Price	75,000	—	—	—	16,483	91,483
Brandon W. Sweitzer	75,000	—	—	—	93,122(4)	168,122
Lauren C. Templeton	75,000	—	—	—	38,886(4)	113,886
Benjamin P. Watsa	75,000	—	—	—	48,750(4)	123,750
William C. Weldon	75,000	—	—	—	—	75,000

(1)
Mr. Griffiths retired from the Board on April 21, 2022. Figures reflect fees earned by Mr. Griffiths from January 1, 2022 to April 21, 2022. “All Other Compensation” in respect of Mr. Griffiths includes a $500,500 bonus granted to Mr. Griffiths in connection with his retirement from the Board, at which time he exercised all of his vested options.

(2)
Directors holding options on our previously issued subordinate voting shares received a bonus equal to the dividend that they would have received on the shares underlying the options if the options were exercised.

(3)
All retainers and meeting fees paid in US dollars to our directors for serving on boards of certain of our subsidiaries have been converted to Canadian dollars using the Bank of Canada daily exchange rate as at December 31, 2022 (US$1.00=C$1.3545).

(4)
Messrs. Griffiths and Benjamin Watsa and Ms. Templeton served on the Board of Directors of our Fairfax India subsidiary in 2022. In that capacity, each of Messrs. Griffiths and Benjamin Watsa and Ms. Templeton received a retainer of US$30,000 (C$38,886). Mr. Gunn served on the Board of Directors of our Northbridge subsidiary in 2022. As Chairman of the Board, Mr. Gunn received $75,000 for the year. Mr. Johnston served on the Board of Directors of our Dexterra Group subsidiary in 2022 and, in that capacity, received a retainer of  $87,000. Mr. McFarland served on the Board of Directors of each of Dexterra Group, Farmers Edge and AGT Food and Ingredients and, in those capacities, received retainers of  $150,000, $150,000 and $65,000, respectively. Mr. Sweitzer served on the Board of our Odyssey Group subsidiary in 2022. In that capacity, he received a retainer of US$30,000 (C$40,635) per year and a further retainer of US$10,000 (C$13,545) per year as Chair of the Audit Committee. Mr. Sweitzer also served on the Board of Directors of our Falcon (Hong Kong) subsidiary in 2022. In that capacity, Mr. Sweitzer received a retainer of US$25,000 (C$33,863) per year plus US$3,000 (C$4,064) per meeting attended and a further retainer of US$750 (C$1,016) per year as Chair of the Audit Committee.

(5)
For each of Messrs. Johnston and McFarland, this amount includes the fair value, being $12,483 and $35,666, respectively, of an award of options on the common shares of Dexterra Group as well as the value, being $22,645 and $64,687, respectively, of a restricted share units award of Dexterra Group.

Details of the outstanding option-based and share-based awards on our previously issued subordinate voting shares granted to our directors are shown in the following table:
	Option-Based Awards				Share-Based Awards
Name	Number of shares underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares that have not vested	Market value of share-based awards that have not vested(2)
Anthony F. Griffiths	2,750	$182.00	April 16, 2023	$1,705,193	—	—
Robert J. Gunn	2,000	250.00	May 7, 2024	1,104,140	—	—
David L. Johnston	770	649.33	October 2, 2032	117,610	—	—
	1,200	318.61	November 2, 2035	580,152	—	—
Karen L. Jurjevich	803	662.40	April 20, 2032	112,155	—	—
R. William McFarland	859	581.94	August 26, 2034	189,092	—	—
Christine N. McLean	703	680.55	April 26, 2033	85,429	—	—
Timothy R. Price	1,300	385.00	May 3, 2025	542,191	—	—
Brandon W. Sweitzer	—	—	—	—	—	—
Lauren C. Templeton	—	—	—	—	398	$319,224
Benjamin P. Watsa	778	643.00	May 4, 2030	123,756	—	—
V. Prem Watsa	—	—	—	—	—	—
William C. Weldon	—	—	—	—	1,013	812,497

(1)
The value of unexercised in-the-money options is calculated by subtracting the exercise price of an option on one share from the market value of one of our subordinate voting shares at the end of 2022, and multiplying that difference by the number of unexercised options. That value does not include any deduction to recognize that some or all unexercised options may never become exercisable.

(2)
The market value is calculated by multiplying the market value of one of our subordinate voting shares at the end of 2022 by the number of such shares awarded pursuant to unvested restricted stock grants. That value does not include any deduction to recognize that the shares so awarded may never become vested.

The values vested during 2022 of the option-based and share-based awards granted to our directors shown in the preceding table are shown in the following table:
Name	Option-Based Awards — Value vested during the year(1)	Share-Based Awards — Value vested during the year(2)
Anthony F. Griffiths	—	—
Robert J. Gunn	—	—
David L. Johnston	$70,304(3)	—
Karen L. Jurjevich	6,243	—
R. William McFarland	—(3)	—
Christine N. McLean	3,406	—
Timothy R. Price	—	—
Brandon W. Sweitzer	—	—
Lauren C. Templeton	—	$56,736(4)
Benjamin P. Watsa	4,331	—
V. Prem Watsa	—	—
William C. Weldon	—	72,838

(1)
The value vested is calculated by multiplying the number of options which became vested during the year by the amount by which the market value of one of our subordinate voting shares on the day of vesting exceeded the exercise price of an option. Out-of-the-money options are excluded from the calculation. As no options which vested during the year were exercised, the values shown in the above table are comprised in (i.e., they are not additional to) the values of options shown in the preceding table.

(2)
The value vested is calculated by multiplying the number of restricted shares which became vested during the year by the market value of one of our subordinate voting shares on the day of vesting.

(3)
Mr. Johnston holds an option on 22,645 common shares of Dexterra Group, in respect of which the value vested during 2022 is $0. Mr. McFarland holds an option on 64,687 common shares of Dexterra Group, in respect of which the value vested during 2022 is $0. These values have not been included in the table above.

(4)
Ms. Templeton received a restricted stock grant of 6,203 previously issued subordinate voting shares of Fairfax India, in respect of which the value vested during 2022 is $8,737. This value has not been included in the table above.

Director Share Ownership
Each Board member is expected to hold for the long term significant equity in Fairfax. Our Corporate Governance Guidelines provide that the Board will confirm each year that each member owns equity equal in value to at least five times the amount of his or her annual retainer. Directors who do not meet this minimum must apply their annual retainers to purchase subordinate voting shares (or similar equity-like ownership) of Fairfax until it is satisfied.
Directors’ and Officers’ Insurance
We purchase and maintain Directors’ and Officers’ Liability Insurance for our directors and officers and the directors and officers of certain of our subsidiaries. This insurance forms part of a blended insurance program which provides a combined aggregate limit of liability of US$235 million, with a deductible to us of US$10 million per loss under the Directors’ and Officers’ Liability Insurance. The approximate annual premium for this Directors’ and Officers’ Liability Insurance is US$2,550,000.

Indebtedness of Directors and Executive Officers
We maintain a share purchase plan whereby the directors could, until July 30, 2002 when U.S. legislation applicable to us prohibited the making of any further loans under the plan, from time to time grant to designated employees, officers and directors of us or any subsidiary a loan (which may be interest free) repayable after a specified period (which often relates to when the recipient leaves the employment of us or a subsidiary, or when the recipient dies) to purchase our subordinate voting shares. A loan made to any individual was on a one-time or infrequent basis, and the shares purchased with the loan were expected to be held, not traded. All loans made under the plan have been for the purchase of previously issued shares purchased in the market, so that they involved no previously unissued stock and consequently no dilution to shareholders. Until repayment, the shares are held by a trustee or as security for a bank lender, subject to the terms of the plan. Of the $11.0 million of currently outstanding loans made under the plan to all current and former executive officers, directors and employees of us and our subsidiaries (including $2.7 million to our current executive officers), $1.8 million have been refinanced by the borrowers with a Canadian chartered bank (the current aggregate value of the shares securing these refinanced loans is $23.4 million). We or our subsidiaries generally pay the prime plus one-half percent per annum interest on these refinanced loans on behalf of the borrowers and may under certain circumstances be obligated to purchase these loans from the bank.
Indebtedness of Directors and Executive Officers
under Securities Purchase Programs
(being only the above-described share purchase arrangements)
Name and principal position with Fairfax	Largest amount outstanding during fiscal year ended Dec. 31, 2022	Amount outstanding as at March 10, 2023	Security for indebtedness(1)
Jean Cloutier Vice President and Chairman International	$250,000	$250,000	500
Bradley P. Martin Vice President, Strategic Investments	499,800	499,800	1,428
Eric P. Salsberg Vice President and Corporate Secretary	1,925,000	1,925,000	14,000

(1)
In all cases, our subordinate voting shares

Summary Compensation Table
				Non-Equity Incentive Plan Compensation
Name and principal position with Fairfax	Year	Salary	Option-Based Awards(1)	Annual Incentive Plans(2)	Long-Term Incentive Plans	All Other Compensation(3)	Total Compensation
V. Prem Watsa Chairman and Chief Executive Officer	2022	$600,000	—	—	—	$59,214	$659,214
	2021	600,000	—	—	—	46,290	646,290
	2020	600,000	—	—	—	60,150	660,150
Jennifer Allen Vice President and Chief Financial Officer	2022	750,000	$236,441(4)	$562,500	—	120,300	1,669,241
	2021	700,000	606,814(5)	850,000	—	67,829	2,224,643
	2020	600,000	148,277(6)	300,000	—	129,172	1,177,449
Peter Clarke President and Chief Operating Officer	2022	1,000,000	901,402 (4)	750,000	—	389,916	3,041,318
	2021	1,000,000	1,185,142(5)	1,000,000	—	297,039	3,482,181
	2020	1,000,000	247,185(6)	500,000	—	457,600	2,204,785
Bryan Bailey Vice President, Tax	2022	500,000	1,308,851 (4)	750,000	—	56,844	2,615,695
	2021	375,000	170,171(5)	600,000	—	42,861	1,188,032
	2020	375,000	22,994(6)	396,875	—	111,164	906,033
Jean Cloutier Vice President and Chairman International	2022	750,000	86,015 (4)	750,000	—	291,939	1,877,954
	2021	750,000	623,138(5)	1,000,000	—	898,482	3,271,620
	2020	750,000	123,592(6)	562,500	—	354,374	1,790,466

(1)
The fair value of option-based awards is determined using the Black-Scholes option pricing model. We account for option grants by amortizing the market value of the underlying shares at the date of the grant (a higher amount than the value using the Black-Scholes option pricing model) over the number of years during which the option vests.

(2)
Beyond the cash bonus amount shown in this column, the officer involved also received an award of options on our previously issued subordinate voting shares in respect of part of the annual bonus award (see “Compensation Discussion and Analysis”). Details of such option grants are reflected under “Option-Based Awards” in this summary compensation table.

(3)
The amounts shown for each year represent payments in respect of registered retirement savings plans contributions made in lieu of the establishment of a pension plan; payments in respect of an executive medical plan; a bonus paid to Ms. Allen and Messrs. Clarke, Bailey and Cloutier equal to the dividend that those individuals would have received on shares underlying options held on our previously issued subordinate voting shares if the options were exercised; taxable benefits to Mr. Cloutier on interest or deemed interest on a loan with respect to the share purchase plan described above under “Indebtedness of Directors and Executive Officers”.

(4)
The fair value of Ms. Allen’s and Messrs. Clarke’s, Bailey’s and Cloutier’s awards of options on 591, 215, 215 and 215 of our previously issued subordinate voting shares, which they received in respect of part of their annual bonus award (see note 2), was determined using a risk free rate of 3.76% per annum, an expected life of 15 years, volatility of 27.19% and an expected dividend yield of 1.42%. The fair value of Messrs. Clarke’s and Bailey’s awards of options on 1,673 and 2,509, respectively, of our previously issued subordinate voting shares, which they received as a special retention option award, was determined using a risk free rate of 3.73% per annum, an expected life of 15 years, volatility of 25.24% and an expected dividend yield of 1.41%.

(5)
This amount includes the fair value of special retention option awards on our previously issued subordinate voting shares granted to Ms. Allen and Messrs. Clarke, Bailey and Cloutier as well as the fair value of options on our previously issued subordinate voting shares to prepay future such options in respect of annual bonus awards, some of which were used to pay the part of their current annual bonus awards which would have been paid in options on our previously issued subordinate voting shares (see note 2). The fair value of Ms. Allen’s and Messrs. Clarke’s and Cloutier’s special retention option awards on 1,950, 4,874 and 1,950, respectively, of our previously issued subordinate voting shares, was determined using a risk free rate of 2.03% per annum, an expected life of 15 years, volatility of 30.41% and an expected dividend yield of 3.31%. The fair value of Mr. Bailey’s award on 251 of our previously issued subordinate voting shares was determined using a risk free rate of 2.03% per annum, an expected life of 15 years, volatility of 27.67% and an expected dividend yield of 2.51%. The fair value of Ms. Allen’s and Messrs. Clarke’s, Bailey’s and Cloutier’s option awards on 1,903, 2,719, 510 and 2,039, respectively, of our previously issued subordinate voting shares, was determined using a risk free rate of 2.24% per annum, an expected life of 18 years, volatility of 18.22% and an expected dividend yield of 2.93%. The fair value of each of Ms. Allen’s and Messrs. Clarke’s, Bailey’s and Cloutier’s option awards on 342 of our previously issued subordinate voting shares, was determined using a risk free rate of 2.23% per annum, an expected life of 15 years, volatility of 24.79% and an expected dividend yield of 2.81%.

(6)
The fair value of Ms. Allen’s and Messrs. Clarke’s, Bailey’s and Cloutier’s awards of options on 877, 1,462, 136 and 731, respectively, of our previously issued subordinate voting shares, which they received in respect of part of their annual bonus award (see note 2), was determined using a risk free rate of 2.03% per annum, an expected life of 15 years, volatility of 30.41% and an expected dividend yield of 3.31%.

Equity Compensation Plan
Our equity compensation plan, established in 1999, replaced our share purchase plan described above under “Indebtedness of Directors and Executive Officers” in 2002. No significant changes have been made to the plan since it was established, and any changes would require the approval of the Compensation Committee. Under the plan, stock-related awards in the form of options or restricted shares may be made to our executive officers. Recently, annual bonuses are to a large extent paid partly in cash and partly in a stock-related award. Otherwise, an award made to any individual is on a one-time or infrequent basis, any additional award regularly reflecting an increase in responsibilities, with a general alignment of the aggregate amount of awards to executive officers with comparable degrees of responsibility. The awards granted are expected to be held, not traded; we have no pension plan, so these awards are our form of long term incentive, whose value is determined by the performance of the company over the long term. A grant decision is made by the Compensation Committee on the recommendation of our CEO. The awards are made of our subordinate voting shares which have been previously issued and the shares underlying these awards are purchased in the market, so that they involve no previously unissued stock and consequently no dilution to shareholders. As at December 31, 2022, a total of 693,404 unexercised options have been granted to our employees, representing 2.97% of our subordinate voting shares outstanding as at that date. For U.S. participants, the plan is structured as a restricted share plan, providing grants of outstanding shares which vest at future dates. For participants in Canada, the plan operates as much as possible like a restricted share plan but, in light of differences in applicable tax law, is structured instead to provide awards of options on previously issued shares purchased in the market, with the exercise price of each share being at least the closing market price on the date preceding the date of grant. The option is generally exercisable as to 50% five years from the date of grant and as to the remainder ten years from the date of grant or 100% five years from the date of grant, subject to the grantee remaining an employee of us or our subsidiaries at the time the option becomes exercisable, and generally expires 15 years from the date of grant but is automatically extended from time to time up until the time of retirement. We regard any option as a long term incentive. Any option grant is made by a separate entity incorporated for that purpose, which purchases in the open market the shares on which awards are granted under the plan.
No share-based (as opposed to option-based) awards have been granted to our named executive officers under the plan. Details of the above-described options on previously issued subordinate voting shares granted to our named executive officers as at December 31, 2022 are shown below:
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date(1)	Value of unexercised in-the-money options(2)
V. Prem Watsa	—	—	—	—
Jennifer Allen	517	$387.21	March 8, 2028	$2,547,876
	264	644.64	March 7, 2034
	659	569.18	March 5, 2035
	877	512.88	February 16, 2036
	1,950	512.88	February 16, 2036
	342	584.50	December 7, 2036
	334	597.74	March 2, 2037
	4,615	650.00	March 29, 2039
	1,903	551.75	June 23, 2039

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date(1)	Value of unexercised in-the-money options(2)
Peter Clarke	2,156	231.90	December 21, 2023	$10,905,799
	1,525	163.93	January 10, 2025
	1,344	371.93	May 10, 2025
	1,326	376.98	February 19, 2028
	222	393.50	March 21, 2028
	1,757	426.90	November 7, 2028
	691	434.00	February 18, 2029
	2,304	434.00	February 18, 2029
	579	647.97	February 27, 2030
	1,453	688.00	November 24, 2030
	436	688.00	November 24, 2030
	216	694.33	March 9, 2031
	779	626.06	March 14, 2032
	1,597	626.06	March 14, 2032
	1,185	632.98	March 8, 2033
	582	644.64	March 7, 2034
	1,120	569.18	March 5, 2035
	4,874	512.88	February 16, 2036
	1,462	512.88	February 16, 2036
	342	584.50	December 7, 2036
	334	597.74	March 2, 2037
	11,539	650.00	March 29, 2039
	2,719	551.75	June 23, 2039
Bryan Bailey	209	569.18	March 5, 2035	$1,041,099
	136	528.08	March 4, 2036
	342	584.50	December 7, 2036
	251	597.74	March 2, 2037
	4,615	650.00	March 29, 2039
	510	551.75	June 23, 2039
Jean Cloutier	2,250	165.00	April 1, 2023	$8,449,725
	3,500	212.50	November 23, 2023
	1,320	189.50	March 30, 2024
	1,757	426.90	November 7, 2028
	778	434.00	February 18, 2029
	1,152	434.00	February 18, 2029
	772	647.97	February 27, 2030
	436	688.00	November 24, 2030
	216	694.33	March 9, 2031
	779	626.06	March 14, 2032
	1,185	632.98	March 8, 2033
	494	569.18	March 5, 2035
	731	512.88	February 16, 2036
	1,950	512.88	February 16, 2036
	342	584.50	December 7, 2036
	334	597.74	March 2, 2037
	4,615	650.00	March 29, 2039
	2,039	551.75	June 23, 2039

(1)
The options generally expire 15 years from the date of grant and are automatically extended from time to time up until the time of retirement.

(2)
The value of unexercised in-the-money options is calculated by subtracting the exercise price of an option on one share from the market value of one of our subordinate voting shares at the end of 2022, and multiplying that difference by the number of unexercised options. That value does not include any deduction to recognize that some or all unexercised options may never become exercisable.

The only non-equity incentive plan compensation earned during the year by our named executive officers was the discretionary annual bonus shown in the Summary Compensation Table above under “Non-Equity Incentive Plan Compensation — Annual Incentive Plans”, which is described below under “Compensation Discussion and Analysis”. The values vested during 2022 of the option-based awards granted to our named executive officers are shown in the following table:
Name	Option-Based Awards — Value vested during the year(1)
V. Prem Watsa	—
Jennifer Allen	—
Peter Clarke	—
Bryan Bailey	—
Jean Cloutier	—

(1)
The value vested is calculated by multiplying the number of options which became vested during the year by the amount by which the market value of one of our subordinate voting shares on the day of vesting exceeded the exercise price of an option. As no options which vested during the year were exercised, the values shown in the above table are comprised in (i.e., they are not additional to) the values of options shown in the preceding Summary Compensation Table.

Executive Share Ownership
All of our executive officers are long term shareholders of Fairfax. While we do not have formal executive share ownership guidelines, our executive officers are expected to hold their shares throughout their tenure. In practice, with the exception of charitable donations, there has been almost no trading of our shares by our executive officers.
Compensation Discussion and Analysis
Our Compensation Committee, in consultation with our CEO, is responsible for establishing our general compensation philosophy and participating in the establishment and oversight of the compensation and benefits of our executive officers. Our executive compensation program is designed to align the interests of our executives and shareholders by linking compensation with our performance and to be competitive on a total compensation basis in order to attract and retain executives. Except in the case of Mr. Watsa, as described below, the remuneration of our executive officers consists of an annual base salary, an annual bonus and long term participation in our fortunes by the ownership of shares through the equity compensation plan (details of this participation are set out above under “Equity Compensation Plan”) and through the now discontinued share purchase plan (details of this participation are set out above under “Indebtedness of Directors and Executive Officers”). Our executive officers have no written employment contracts.
The base salaries of our executive officers (which term in this and the following paragraph excludes Mr. Watsa) are intended to be competitive but to remain relatively constant, generally increasing only when the executive assumes greater responsibilities. A discretionary bonus, usually in the range of 100% to 200% of base salary for our executive officers, if and to the extent appropriate, is awarded annually. Commencing with the bonuses for 2013, the annual bonus is generally paid partly in cash and partly in options on our previously issued subordinate voting shares (such options are described under “Equity Compensation Plan”). Internally, the value of an option for bonus purposes is the full market value of the shares underlying the option at the time of the option grant; it is not valued for bonus purposes at the lesser value using the Black-Scholes option pricing model. In awarding bonuses, the Compensation Committee considers the performance of our executive team during the year in light of its accomplishments and relative to our Guiding Principles. Generally, the annual bonus is a percentage of the annual base salary, which percentage in any year is identical (except rarely in special individual circumstances) for all executive officers: there are no corporate (beyond the company’s Guiding Principles) or individual performance goals or objectives set or evaluated. Recognizing that 2022 was a transformational year for the company, which included a number of significant accomplishments and transactions undertaken and record underwriting profit, the Compensation Committee set the bonus level for 2022 for our executive officers at 200% of base salary. We have not chosen to benchmark executive compensation against compensation of comparable companies.
Each year, our CEO makes compensation recommendations to the Compensation Committee reflecting consideration of the achievements of our executive team during the year and our corporate objective to achieve a high rate of compound growth in book value per share over the long term. The Compensation Committee evaluates the factors considered by our CEO and decides whether to approve or adjust the recommendations for compensation of our executive officers. The Compensation Committee separately considers the compensation for our CEO, as more fully described below.
In reviewing our compensation policies and practices each year, our Compensation Committee considers the implications of the risks associated with our compensation policies and practices. Risk is discussed at every regularly scheduled meeting of our Board of Directors, so the avoidance of excessive risk is monitored by our entire Board, including Compensation Committee members. Our Compensation Committee has concluded that our compensation policies and practices do not encourage excessive or inappropriate risk-taking behaviour. For a more detailed discussion on risk management, please refer to the “Risk Management” section. As discussed above, our policies and practices align the focus of our executive officers with the long term interests of our shareholders, and are internally equitable. With respect to bonus amounts, these are determined based on overall company performance, which mitigates the risk of an individual taking excessive risks in an effort to increase his or her bonus award. There is no formula to qualify for a bonus. The focus on long-term objectives is supported by executives who consider themselves long term employees; with minimal exceptions, none of our executives have left our employment. With respect to equity awards, as more fully described above under “Equity Compensation Plan”, an award made to any individual (other than as part of an annual bonus) is on a one-time or infrequent basis, any additional award regularly reflecting an increase in responsibilities. Awards are not made upon accomplishment of a task while the risk to the company from that task extends over a significantly longer period of time. Awards typically do not vest until at least five years have passed. Our directors and officers, as well as all other employees, are not permitted to purchase financial instruments that are designed to hedge or offset any decrease in market value of our equity securities granted as compensation or otherwise held by the individual. The benefit of these awards over time will derive from long-term value creation rather than from short-term gains.
The Board has considered Fairfax’s particular circumstances and the reasonably unique elements of our officer compensation (including, without limitation, the low compensation requested by our CEO (a fixed, restrained annual salary, no annual bonus and no equity or other incentives), the reasonably small aggregate amount of executive compensation, the small number of our executives, the simplicity of our compensation structure (as described above), the absence of any pension plan, and the infrequency of equity incentive grants), and has determined that given those particular circumstances and those unique elements of our officer compensation, a “say on pay” vote by shareholders is not useful or appropriate in Fairfax’s context.
Compensation of the Executive Officers for 2022
Mr. Watsa proposed to our Compensation Committee the remuneration of our executive officers for 2022. The Compensation Committee considered the proposals by Mr. Watsa, which included a description of the accomplishments of our executives. The Compensation Committee evaluated and approved the compensation of our executive officers. Details of the compensation awarded to our named executive officers for 2022 are shown in the “Summary Compensation Table” above.

Compensation of the Chief Executive Officer for 2022
Since 2000, Mr. Watsa has agreed that his aggregate compensation from us will consist solely of an annual salary of $600,000 (and standard benefits provided to our executives generally), with no bonus or other profit participation, no participation in any equity plans (other than the employee payroll share purchase plan) and no pension entitlement. Concurrent with the amendment to our articles referred to at the beginning of this Circular, Mr. Watsa agreed that the foregoing restricted compensation arrangements will remain in effect until the end of the 2025 calendar year. Mr. Watsa’s compensation arrangements reflect his belief that as a controlling shareholder involved in the management of the company, his compensation should be closely linked to all shareholders: this close link is achieved by his “compensation”, beyond a fixed salary, coming only from his share ownership. The Compensation Committee evaluated and approved the continuation for 2022 of Mr. Watsa’s above-described compensation arrangements. Given Mr. Watsa’s fixed annual salary and the fact that he will not, through 2025, receive any bonus or equity-based compensation, Fairfax has not adopted a clawback policy providing for the recovery of such bonus or equity-based compensation.
Performance Graph
The following graph assumes that $100 was invested on December 31, 2017 in our subordinate voting shares and in common shares of the S&P/TSX Composite Total Return Index, the S&P 500 Index and the S&P Property-Casualty Insurance Index, respectively. The graph shows market values as at various year-ends, so that there is no necessary correlation between the trends, if any, shown in that graph and our executive compensation, which is determined as described above and, as so described, does not vary considerably year to year or itself reflect any trends.
Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends

Fairfax (US$)
S&P/TSX (US$)
S&P 500 (US$)
S&P P&C (US$)
250
200
150
100
50
0
2017
2018
2019
2020
2021
2022

	2017	2018	2019	2020	2021	2022
Fairfax (US$)	100	85	92	68	101	125
S&P/TSX (US$)	100	84	108	116	146	129
S&P 500 (US$)	100	96	126	149	192	157
S&P P&C* (US$)	100	95	120	128	153	182

 *
No comparable Canadian index

Statement of Corporate Governance Practices
In 2005, our Board of Directors, in consultation with outside experts retained by the Board, reviewed our corporate governance practices. As part of this process, and by way of formalizing our governance approaches, the Board (i) approved a set of Corporate Governance Guidelines that includes the Board’s written mandate, (ii) established a Governance and Nominating Committee and a Compensation Committee (in addition to the previously established Audit Committee), (iii) approved written charters for all of its committees (which charters include position descriptions for the Chair of each committee), (iv) approved a Code of Business Conduct and Ethics applicable to our directors, officers and employees and (v) established, in conjunction with the Audit Committee, a Whistleblower Policy. We have also adopted an Anti-Corruption Policy, which applies to Fairfax and all of our subsidiaries. All of these items are available for review on our website at www.fairfax.ca under the heading “Corporate Governance”.
The Corporate Governance Guidelines retain and enhance the principles and practices described in prior Management Proxy Circulars as underlying our governance system. The Code of Business Conduct and Ethics is built around the first value in our longstanding and regularly reported Guiding Principles: “Honesty and integrity are essential in all our relationships and will never be compromised”.
Our corporate governance policies and practices are reviewed regularly by our Board and our Governance and Nominating Committee and updated as necessary or advisable. Our corporate governance practices are in compliance with all applicable rules and substantially comply with all applicable policies and guidelines, including those of the Canadian Securities Administrators. A description of our corporate governance practices is set out below.
Various of our directors are also directors of one or more of our subsidiaries. The time commitment required for serving on those boards is not materially greater than the time commitment required for serving solely on our Board. All of the material information regarding our subsidiaries is provided to our directors, so that once a director has undertaken the review and preparation necessary to serve as a director of Fairfax, there is not substantial additional review or preparation required to serve as a director of our subsidiaries.
Independent Directors
The Board has affirmatively determined that, as at the date of this Circular, all of our director nominees (other than David Johnston, Christine McLean, Benjamin Watsa and V. Prem Watsa) are independent in that each of them has no material relationship with us, that is, a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of the member’s independent judgment. In making this determination, the Board considered, among other things, that none of those individuals (i) is, or has been within the last three years, an employee or member of management of us or our subsidiaries or related to any member of management, (ii) is related to our controlling shareholder, (iii) is associated with our auditor or has any family member that is associated with our auditor, (iv) receives any direct or indirect compensation (including to family members) from us except in connection with Board related work, (v) works or has worked at a company for which any member of our management was a member of the compensation committee, or (vi) has (other than possibly as an insured under an insurance policy issued on usual commercial terms) any material business or other relationship with us, our subsidiaries or our controlling shareholder. Accordingly, all of our director nominees are independent except for David Johnston, who was a consultant to the Corporation from October 2017 to September 2020 for a fee of  $500,000 per year; V. Prem Watsa, our Chairman and CEO; and Christine McLean and Benjamin Watsa, both of whose father is V. Prem Watsa. Shareholders and others may communicate with our non-management directors by addressing their concerns in writing to our Corporate Secretary or, marked “Private and Confidential”, to our Lead Director, at 95 Wellington Street West, Suite 800, Toronto, Canada, M5J 2N7.
Our directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence and, depending on the nature of the change, a director may be asked to resign as a result.

Lead Director and Independent Functioning of the Board
Our Chairman is also our CEO and controlling shareholder. Accordingly, the Board has appointed R. William McFarland as the Lead Director of Fairfax. The Lead Director is responsible for ensuring the independent functioning of the Board, including establishing, in consultation with the CEO, the agenda for each Board meeting, acting as spokesperson for the independent directors collectively in communications with the Chairman and presiding over meetings of the independent directors.
The agenda for each Board meeting (and each committee meeting to which members of management have been invited) affords an opportunity for the independent directors to meet separately and the independent directors regularly exercise that opportunity. In 2022, our independent directors held four in camera meetings, at which 100% of the independent directors attended. All committees are composed solely of independent directors.
Corporate Governance Guidelines (including Board Mandate)
Our Corporate Governance Guidelines, which include our Board Mandate, set out the overall governance principles that apply to us. Our Corporate Governance Guidelines include (i) position descriptions for each of the Chairman, the Lead Director and the CEO, (ii) sole authority for the Board and each committee to appoint, at our expense, outside advisors in connection with the performance of its duties, including determining fees and other retention terms, (iii) a mechanism for shareholders and others to communicate with us, (iv) share ownership requirements for directors, (v) obligations of directors in respect of meeting preparation and attendance, (vi) accountability of the CEO to the Board for implementing and achieving our Guiding Principles and corporate objectives approved by the Board and (vii) the Board’s adoption of and commitment to the Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees.
In our Corporate Governance Guidelines, the Board has explicitly assumed responsibility for our stewardship and for supervising the management of our business and affairs. Our Board Mandate states:
The directors’ primary responsibility is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of Fairfax. In fulfilling its responsibilities, the Board is, among other matters, responsible for the following:
•
Appointing the CEO and other corporate officers;

•
On an ongoing basis, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and the other executive officers create a culture of integrity throughout Fairfax;

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Monitoring and evaluating the performance of the CEO and the other executive officers against the approved Guiding Principles and corporate objectives;

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Succession planning;

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Approving, on an annual basis, Fairfax’s Guiding Principles and corporate objectives;

•
Satisfying itself that Fairfax is pursuing a sound strategic direction in accordance with the approved Guiding Principles and corporate objectives;

•
Reviewing operating and financial performance results relative to established corporate objectives;

•
Approving an annual fiscal plan;

•
Ensuring that it understands the principal risks of Fairfax’s business, and that appropriate systems to manage these risks are implemented;

•
Ensuring that the materials and information provided by Fairfax to the Board and its committees are sufficient in their scope and content and in their timing to allow the Board and its committees to satisfy their duties and obligations;

•
Reviewing and approving Fairfax’s annual and interim financial statements and related management’s discussion and analysis, annual information form, annual report and management proxy circular;

•
Approving material acquisitions and divestitures;

•
Confirming the integrity of Fairfax’s internal control and management information systems;

•
Approving any securities issuances and repurchases by Fairfax;

•
Declaring dividends;

•
Approving the nomination of directors;

•
Approving the charters of the Board committees and approving the appointment of directors to Board committees and the appointment of the Chairs of those committees; and

•
Adopting a communications policy for Fairfax (including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive shareholder views).

Our Board has delegated to management responsibility for our day to day operations, including for all matters not specifically assigned to the Board or any committee of the Board.
Audit Committee
The members of our Audit Committee are R. William McFarland (Chair), Robert Gunn, Timothy Price and Lauren Templeton, all of whom are independent and financially literate. Mr. McFarland is a chartered professional accountant and a former partner and Chief Executive Officer of PricewaterhouseCoopers LLP (Canada). He also has extensive audit experience, having previously led the Greater Toronto Area audit practice at PricewaterhouseCoopers LLP (Canada). Through his previous work, Mr. McFarland has gained significant experience with financial statement disclosure. Mr. Gunn has significant experience with financial statement disclosure through his previous work experience, including as Chief Executive Officer and Chief Operating Officer of Royal & SunAlliance, a diversified insurance company. He also has experience as an audit committee member and director of a number of public companies, including as audit committee chair. Mr. Price has over 30 years of management experience with the Brookfield group of companies, and served previously as Chairman of The Edper Group Limited and of Hees International Bancorp Inc. He was previously a director of Canadian Tire Corporation and an audit committee member and director of HSBC Bank Canada. Ms. Templeton has gained significant experience with financial statements and accounting principles through her work as an investment advisor and her serving on the audit committee, investment committee or finance advisory board of various institutions. For additional information concerning Messrs. McFarland, Gunn and Price and Ms. Templeton, please see the information above under “Election of Directors”.
Our Corporate Governance Guidelines prohibit a member of the Audit Committee from serving on the audit committees of more than two other public companies (with the exception of our subsidiaries) except with the prior approval of the Board, including a determination by the Board that such service would not impair the ability of the director to effectively serve on the Audit Committee. No member of our Audit Committee serves on the audit committees of more than two other public companies.
The responsibilities of the Audit Committee include (i) recommending to the Board the auditor to be nominated for approval by shareholders, (ii) approving the compensation of the auditor, (iii) overseeing the work of the auditor and management with respect to the preparation of financial statements and audit related matters and communicating regularly with the auditor and management in that regard, (iv) ensuring that suitable internal control and audit systems are in place, (v) reviewing annual and interim financial information, including MD&A, prior to its release and (vi) reviewing annual and interim conclusions about the effectiveness of our disclosure controls and procedures and internal controls and procedures. The text of our Audit Committee Charter can be found on our website (www.fairfax.ca) or in our Annual Information Form under the heading “Audit Committee”, which is available on SEDAR (www.sedar.com). Our Annual Information Form also contains information concerning fees paid to our external auditors for services they have rendered to us in each of the last two fiscal years.
In order to ensure the independence of our external auditor, the Audit Committee has adopted a Policy on Review and Approval of Auditor’s Fees requiring Audit Committee approval of all audit and non-audit services provided by the auditor and, among other things, requiring the CFO and the auditor to report to the Audit Committee quarterly on the status of projects previously pre-approved.
Compensation Committee
The members of our Compensation Committee are Robert Gunn (Chair), Timothy Price and Brandon Sweitzer, all of whom are independent and have the necessary skills and experience to enable them to make decisions on the suitability of our compensation policies and practices. Mr. Gunn is a former executive officer of Royal & SunAlliance plc, where he served as Chief Executive Officer and in several other senior management positions involving direct responsibility for executive compensation matters. Mr. Gunn also has past experience in executive compensation as a member of the board of directors of several public companies. Mr. Gunn is involved in the inter-related risk management functions of both our Audit and Compensation Committees. Mr. Price has experience in executive compensation gained from both board memberships and by serving as Chairman and in other senior executive officer positions within the Brookfield group of companies for over 30 years. Mr. Sweitzer has experience in executive compensation gained both from board memberships and from serving in executive officer positions, including as Chief Financial Officer and President of Marsh Inc. and President and Chief Executive Officer of Guy Carpenter & Company, in which roles he had direct responsibility for executive compensation decision-making. Mr. Sweitzer brings to our Compensation Committee his experience as Chairman of the Board of Overseers of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science, St. John’s University, where he is currently Dean. For additional information concerning Messrs. Gunn, Price and Sweitzer, please see the information above under “Election of Directors”.
The responsibilities of the Compensation Committee include establishing the compensation of directors and approving the compensation of the CEO and other executive officers. In establishing the compensation of the directors, the Compensation Committee will examine the time commitment, responsibilities and risks associated with being a director and compensation paid by companies similar to us. In approving the compensation of the CEO and other executive officers, the important factors for evaluating performance are our Guiding Principles and corporate objectives, as more fully described above under “Compensation Discussion and Analysis”.
Governance and Nominating Committee
The members of our Governance and Nominating Committee are Robert Gunn (Chair), Karen Jurjevich, Timothy Price and Brandon Sweitzer, all of whom are independent. The Governance and Nominating Committee is responsible for our overall approach to corporate governance. The Governance and Nominating Committee recommends nominations to the Board each year and recommends the directors it considers qualified for appointment to each Board committee and as Chair of each committee. The Governance and Nominating Committee is also responsible for annually evaluating and reporting to the Board on the performance and effectiveness of the Board, each of its committees and each of its directors. In conducting that evaluation, the Governance and Nominating Committee considers the Corporate Governance Guidelines, applicable committee charters and position descriptions, and the contributions individual members are expected to make. The Governance and Nominating Committee also monitors changes in the area of corporate governance and recommends any changes it considers appropriate.

Environmental and Corporate Social Responsibility
The Governance and Nominating Committee is also responsible for overseeing our approach to addressing environmental and social responsibilities and risks. Fairfax’s management, together with that of our operating companies, is deeply committed to environmental stewardship, social responsibility and good governance. Fairfax has formally established six Environment, Social & Governance (ESG) pillars: ESG oversight, social initiatives, governance, climate risk, cybersecurity and investments. Each of our six pillars has direct oversight by Fairfax’s senior management and ultimate oversight by the Governance and Nominating Committee and the Board. Management reports to the Board at least quarterly on ESG matters and to the Governance and Nominating Committee at least semi-annually. Within this framework, the Governance and Nominating Committee is responsible for overseeing the establishment of policies for, among other things: (i) managing sustainability-related risks; (ii) compliance with applicable laws relating to environmental matters; and (iii) requiring our officers and other staff to adhere to applicable policies and procedures regarding the environment, sustainability and compliance with environmental legislation, and report any non-compliance with such policies and procedures. Finally, the Governance and Nominating Committee has ultimate oversight over management in its preparation of our annual Environmental, Social and Governance (ESG) Performance Report which can be found on our website (www.fairfax.ca).
Selection of Directors and Diversity
We seek as directors committed individuals who have a high degree of integrity, sound practical and commercial judgment, a belief in and an affinity for the special culture of the company and an interest in the long term best interests of us and our shareholders. With this goal in mind, each year the Board determines what competencies and skills the Board as a whole should possess (taking into account our particular business and what competencies and skills each existing director possesses). The Board makes these determinations at a time suitable for the Governance and Nominating Committee to reflect them in its recommendations for nominees to the Board. In making its recommendations, the Governance and Nominating Committee also considers the competencies and skills any new nominee may possess, the independence requirements and the requirements for any distinctive expertise.
We have learned that the combination of qualities which we seek in our directors as well as in our senior management severely restricts the availability of suitable individuals, as does our experience that a director or member of senior management should be an individual with whom we have had sufficient experience that we can be confident of our mutual compatibility. Given these limiting paramount considerations, the achievement of diversity of race, ethnicity, gender, national origin, sexual orientation, abilities or similar categorizations has not generally been a significant factor in our choice of directors or senior management. We do not have any formal policy on gender or other diversity on our Board or in senior management or on the identification and nomination of female directors and do not have fixed percentages or targets for any such selection criteria. Despite the lack of such formal policies, through Mr. Watsa and his participation in founding and becoming a member of The Canadian Council of Business Leaders Against Anti-Black Systemic Racism, in 2020 we joined, as founding members, The BlackNorth Initiative. Through our pledge, we have acknowledged the existence of anti-Black systemic racism and the need to create opportunities within our company for Black people. We have consequently made a commitment to appoint a Black individual to our Board and we have been actively pursuing efforts to find such an individual who possesses the qualifications described above.
There are currently three female directors (27%) on our Board, and one of our thirteen executive officers (8%) is female.
There are currently three directors (27%) on our Board who are members of visible minorities, and three of our thirteen executive officers (23%) are members of visible minorities.
There are currently no directors (0%) on our Board who are Aboriginal or persons with disabilities and none of our executive officers (0%) is Aboriginal or a person with disabilities.

Orientation and Continuing Education of Directors
Each new director receives a comprehensive orientation from our Chairman, including an overview of the role of the Board, the Board committees and each individual member, the nature and operation of our business and the contribution and time commitment the new director is expected to make. The orientation will include access to our senior management and facilities. The Lead Director will also meet with each new director to orient that director on the independent operation and functioning of the Board. Our directors are invited to ask questions at any time of any officer or director within the Fairfax group.
The Board is responsible for considering from time to time appropriate continuing education for directors, which may include presentations from management, site visits and presentations from industry experts. Each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director and, as discussed in more detail below, is subject to an annual evaluation.
Board Performance Evaluation
Each year a confidential annual review process is completed to assess the overall effectiveness of the Board, the individual directors and each committee. As part of this process, each director completes a Board Effectiveness Survey and a Confidential Director Self-Evaluation Form. The Board Effectiveness Survey reviews Board responsibilities, operation and effectiveness. The Director Self-Evaluation Form asks directors to consider their participation on and contributions to the Board and its committees and their goals and objectives in serving as a director of our company. The Chair of the Governance and Nominating Committee collates the results of the survey and meets with individual directors to discuss evaluations at a director’s request (or as required to address a specific issue) and reports to the Governance and Nominating Committee and to the Board on evaluation results.
Ethical Business Conduct
The Board has approved a Code of Business Conduct and Ethics that is built around the first value in our Guiding Principles — “honesty and integrity are essential in all our relationships and will never be compromised”. The Board is responsible for monitoring compliance with the Code and accordingly has, in conjunction with the Audit Committee, established a Whistleblower Policy pursuant to which violations of the Code can be reported confidentially or anonymously and without risk of recrimination. The Board has also approved a Public Disclosure Policy applicable to all directors and employees and those authorized to speak on our behalf.
Among other things, the Code requires every director, officer and employee of Fairfax to be scrupulous in seeking to avoid any actual, potential or perceived conflict of interest and to constantly consider whether any may exist. If any material transaction or relationship that could give rise to a conflict of interest arises, the individual must immediately advise the Chair of the Audit Committee in writing and not take any action to proceed unless and until the action has been approved by the Audit Committee. The Governance and Nominating Committee also reviews all proposed significant related party transactions involving directors, executive officers or a controlling shareholder.
Term Limits
We do not impose term limits on our directors, believing that this arbitrary mechanism for removing directors can result in valuable, experienced directors being forced to leave the Board and that the nomination and voting process will only produce directors who are able to make a meaningful contribution.

Succession Planning
The following describes the succession process which the Board of Directors has in place. All Board members are personally familiar with the individuals who constitute our senior management, by virtue of senior management’s contacts, in the ordinary course of their duties, with the Board members, and of senior management’s attendance as invitees at Board meetings, and as a result of discussions, communications and meetings pursuant to our policies and practices whereby any director is free at any time to communicate with any member of management. The Board has further familiarity with senior management because it obtains and approves the annual collective objectives of head office and reviews the results, and because the Compensation Committee reviews the achievements of senior management during each year in setting the bonus level for senior management (Mr. Watsa has previously not accepted, and as described above has now, through 2025, renounced, any remuneration by way of bonus, equity incentive or pension entitlement). The Board’s familiarity with the individuals constituting senior management is facilitated by virtue of the reasonably small numbers of individuals involved and of the very low rate of turnover among Board members and especially among senior management.
As a result, the Board is both knowledgeable and involved in the discussions about succession planning, which take place at least annually, between Mr. Watsa in his capacity as CEO and major shareholder and the other Board members, and at any other discussions or deliberations on this subject (for example, informal discussions initiated by any Board member or discussions by the independent directors (all of the current directors other than David Johnston, Christine McLean, Benjamin Watsa and Prem Watsa) at the in camera meetings of independent directors which are an agenda item at all of the regularly scheduled meetings of the Board).
Risk Management
The primary goals of our risk management are to ensure that the outcomes of activities involving elements of risk are consistent with our objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting our consolidated balance sheet from events that have the potential to materially impair our financial strength. Our exposure to potential loss from our insurance and reinsurance operations and investment activities primarily relates to underwriting risk (which necessarily factors in climate change considerations), credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.
Our risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at our primary operating subsidiaries and our investment management subsidiary combined with the analysis of our company-wide aggregation and accumulation of risks at the holding company level. In addition, although we and our subsidiaries have designated Chief Risk Officers, we regard each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.
Our designated Chief Risk Officer reports on risk considerations to the Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Our management in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board.

Solicitation of Proxies
Our management is soliciting the enclosed proxy for use at the Annual Meeting of Shareholders to be held on April 20, 2023 and at any adjournment or postponement thereof. We will bear the cost of soliciting proxies. We will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. In addition to solicitation by mail, certain of our officers and employees may solicit proxies personally or by a means of telecommunication. These persons will receive no compensation beyond their regular salaries for so doing.
Provisions Relating to Proxies
A properly executed proxy delivered to our transfer agent, Computershare Trust Company of Canada (“Computershare”), Att: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Canada, M5J 2Y1 (if delivered by mail or by hand); at (416) 263-9524 or 1-866-249-7775 (if delivered by fax); or by telephone at 1-866-732-VOTE (8683); or online at www.investorvote.com, so that it is received before 5:00 p.m. (Toronto time) on April 18, 2023 (or, in the event of an adjournment or postponement, the second last business day prior to the adjourned or postponed meeting) will be voted “for” or “against” or withheld from voting, as appropriate, at the Meeting and, if a choice is specified in respect of any matter to be acted upon, will be voted “for” or “against” or withheld from voting in accordance with the direction given. In the absence of such direction, such proxy will be voted with respect to the election of directors and the appointment of an auditor as described above.
The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, our management knows of no such amendments, variations or other matters.
The persons named in the enclosed proxy are two of our officers. If you wish to appoint some other person to represent you at the Meeting, you may do so either by inserting such other person’s name in the blank space provided in the enclosed proxy or by completing another form of proxy. Such other person need not be a shareholder. If you wish to appoint another person or company to be your proxyholder to represent you at the virtual meeting, you MUST complete the additional step of registering such proxyholder with Computershare after submitting your form of proxy or voting instruction form, as applicable. To register a proxyholder, shareholders MUST visit http://www.computershare.com/FairfaxFinancial by 5:00 p.m. (Toronto time) on April 18, 2023 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. Failure to register a duly appointed proxyholder with Computershare will result in the proxyholder not receiving a username to participate in the virtual meeting. Without a username, proxyholders cannot vote at the virtual meeting and will only be able to attend the virtual meeting as a guest.
Under governing law, only registered holders of our subordinate voting and multiple voting shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, our subordinate voting shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:
(a)
in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers, brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)
in the name of a depository (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company).

In accordance with Canadian securities law, we are distributing copies of the notice of meeting, this Management Proxy Circular, the form of proxy and the 2022 Annual Report (which includes management’s discussion and analysis) (collectively, the “meeting materials”) to the depositories and intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will:
A.
be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

B.
more typically, receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or online).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person or by online ballot through the live webcast platform (or have another person attend the Meeting and vote in person or by online ballot through the live webcast platform on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies. If you are a Non-Registered Holder and you wish to appoint yourself or another person to attend and vote at the virtual meeting, you MUST complete the additional step of registering yourself or your proxyholder with Computershare after submitting your form of proxy or voting instruction form, as applicable. To register yourself or your proxyholder, Non-Registered Holders MUST visit http://www.computershare.com/FairfaxFinancial by 5:00 p.m. (Toronto Time) on April 18, 2023 and provide Computershare with their or their proxyholder’s contact information, so that Computershare may provide them or their proxyholder with a username via email. Failure to register themself or their duly appointed proxyholder with Computershare will result in the Non-Registered Holder or their proxyholder not receiving a username to participate in the virtual meeting. Without a username, the Non-Registered Holder or their proxyholder cannot vote at the virtual meeting and will only be able to attend the virtual meeting as a guest.
If you are a United States Non-Registered Holder and you wish to attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the virtual meeting. Follow the instructions from your broker or bank included with these meeting materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the virtual meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or by email to: uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m. (Toronto Time) on April 18, 2023. You are also required to register your proxyholder at http://www.computershare.com/FairfaxFinancial by April 18, 2023 and provide Computershare with your proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. Failure to register a duly appointed proxyholder with Computershare will result in the proxyholder not receiving a username to participate in the virtual meeting. Without a username, proxyholders cannot vote at the virtual meeting and will only be able to attend the virtual meeting as a guest.

If you are a Registered Holder and you wish to revoke your proxy, you may revoke it by: (i) voting during the Meeting by submitting an online ballot through the live webcast; (ii) completing and signing a proxy bearing a later date and depositing it in accordance with the instructions on the form of proxy before 5:00 p.m. (Toronto time) on April 18, 2023 (or, in the event of an adjournment or postponement, the second last business day prior to the adjourned or postponed meeting); (iii) an instrument in writing executed by you or by your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an officer or attorney duly authorized, and deposited with the chairman or secretary of the Meeting on the day of the Meeting (or any adjournment or postponement thereof); or (iv) any other manner permitted by law.
If you are a Non-Registered Holder, you may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.
Attending and Participating at the Meeting in Person
The physical meeting will take place on Thursday, April 20, 2023 at 9:30 a.m. (Toronto time) at Roy Thomson Hall, 60 Simcoe Street, Toronto, Canada. Registered shareholders and duly appointed proxyholders may attend, ask questions and vote at the Meeting. You do not need to complete or return your form of proxy if you plan to attend and vote at the Meeting in person. Non-Registered Holders who have not duly appointed themselves as proxyholders and guests may attend and ask questions at the Meeting, but will not be permitted to vote.
We request that shareholders wishing to attend the Meeting in person also review and follow the instructions of any
Attending and Participating at the Virtual Meeting
The virtual meeting will take place on Thursday, April 20, 2023 at 9:30 a.m. (Toronto time) at https://web.lumiagm.com/458317822. Shareholders and duly appointed proxyholders who log in to the virtual meeting will be able to listen, ask questions and securely vote through a web-based platform, provided that they are connected to the internet and follow the instructions set out in this Circular.
In order to participate in the virtual meeting, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username. To attend the Meeting, Registered shareholders, duly appointed proxyholders (including Non-Registered Holders who have duly appointed themselves as proxyholder) and guests (including Non-Registered Holders who have not duly appointed themselves as proxyholder) must log in online as set out below:
Step 1: Go to https://web.lumiagm.com/458317822.
Step 2: Follow the instructions below:
Registered shareholders: Click “I have a login” and then enter your control number and password “fairfax2023” (case sensitive). Your control number is the 15-digit control number located on your form of proxy or in the email notification you received from Computershare. If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote at the Meeting.
Duly appointed proxyholders (including Non-Registered Holders who have duly appointed themselves as proxyholder): Click “I have a login” and then enter your username and password “fairfax2023” (case sensitive). Proxyholders who have been duly appointed and registered with Computershare as described in this Circular will receive a username by email from Computershare after the proxy voting deadline has passed.
Guests (including Non-Registered Holders who have not duly appointed themselves as proxyholder): Click “I am a guest” and complete the online form. Non-Registered Holders who have not appointed themselves as proxyholder must attend the Meeting as guests.

Registered shareholders and duly appointed proxyholders may attend, ask questions and vote at the Meeting. Non-Registered Holders who have not duly appointed themselves as proxyholders and guests may attend and ask questions at the Meeting, but will not be permitted to vote.
We recognize the importance of shareholders being able to ask questions in a virtual meeting format. At the virtual meeting, Registered shareholders and duly appointed proxyholders, regardless of geographic location, will be able to participate and have an equal opportunity to ask questions, and vote in real time at the Meeting, provided they are connected to the internet and have logged into the online platform accessible at https://web.lumiagm.com/458317822. Shareholders attending virtually may ask questions during the Meeting by typing and submitting their question in writing by selecting the messaging icon button from within the navigation bar. Type your question within the chat box at the bottom of the messaging screen. To submit your question, click the send button to the right of the text box. Questions submitted via the Lumi online platform that relate to the business of the Meeting are expected to be addressed in the question-and-answer section of the Meeting. Such questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of Fairfax as they would be at in-person shareholders meetings. Questions submitted via the Lumi online platform will be moderated before being sent to the Chair of the Meeting. This is to avoid repetition and to ensure an orderly meeting. The Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order. Questions can be submitted at any time as prompted by the Chair during the Meeting until the Chair closes the session. It is anticipated that shareholders attending the Meeting virtually will have substantially the same opportunity to ask questions on matters of business before the Meeting as those shareholders who are attending the Meeting in person.
If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the check-in procedures. If you have any technical questions regarding the Meeting or require technical assistance accessing the Meeting website, you may be able to access technical support by clicking on the “Support” button on the Lumi login page at https://web.lumiagm.com/458317822. Alternatively, should assistance with the use of the virtual meeting platform be required, additional information can be accessed on the provider’s website at https://go.lumiglobal.com/faq. To speak with a Lumi representative, both a live chat service and a contact ticket system are available through the website above.
Please note that the Meeting website may not be fully accessible on all Internet browsers and if you are unable to access this site on your preferred browser, we suggest trying to access it via a different browser and/or ensuring that your browser is updated to the latest version. Note that Chrome, Firefox, Edge and Safari are the preferred browsers for accessing the web-based meeting platform. Internet Explorer is not supported. In addition, internal network security protocols including firewalls and virtual private network (VPN) connections may block your access to the Lumi platform. If you are experiencing any difficulty connecting or watching the Meeting, please also ensure your VPN setting is disabled or connect to the platform on a network not restricted to the security settings of your organization.

Approval
Our Board of Directors has approved the contents of this Management Proxy Circular and the sending thereof to our shareholders.
By Order of the Board,
Dated March 10, 2023	Eric P. Salsberg Vice President and Corporate Secretary
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7